TUPPER JONSSON & YEADON

BARRISTERS & SOLICITORS
AN ASSOCIATION OF LAWYERS AND LAW CORPORATIONS

CARL R. JONSSON* LEE S. TUPPER*
GLENN R. YEADON* PAMELA JOE
DAVID A. AUSTIN

denotes a Personal Law Corporation

1710 - 1177 WEST HASTINGS STREET
VANCOUVER, B.C., CANADA
V6E 2L3
Tel: (604) 683-9262
Fax: (604) 681-0139
E-mail: jonsson@securitieslaw.bc.ca

REPLY ATTENTION OF: Carl R. Jonsson
Direct Tel: (604) 640-6357
OUR FILE: 153-1

February 15, 2011

Memorandum to: Mr. George Schuler,
SEC
By fax to: (202) 772-9185
(202) 772-9236

FAXED

Mr. Schuler:

Re: Caledonia Mining Corporation ("Caledonia")
Form 20-F for fiscal year ended December 31, 2009
Filed June 23, 2010
Your File: 000-13345

Further to my letter to you dated December 24, 2010, and the telephone conversation we had in January, I am now able to submit to you the draft proposed revisions to the 20-F. Specifically I attach:

(a) a copy of page 12 of the originally filed 20-F blacklined to show you the revisions that I have done - and a clean version of the new page; and

(b) a new Exhibit 14e.

I am hopeful that the revisions that I have done - and the new depleted reserves figures in the table in Exhibit 14e as prepared by Caledonia's technical staff - will satisfy your requirements. Perhaps we could discuss the details on the telephone. If you find the attachments acceptable I will incorporate them into an amended version of the Form 20-F and formally file it with your office.

Sincerely,

Carl Jonsson
CRJ:lrh
Attachments

\\tde\Carl Jonsson\C\Caledonia\mem\2011 ff\SEC-Hiller.doc

Gold Production

Blanket Mine (1983) Private Limited ("Blanket") - Gold

The improved gold selling conditions introduced by the RBZ in early 2009 operated satisfactorily throughout 2009. Blanket continues to export its gold production to Rand Refineries in South Africa and receives 100% of the sale proceeds in US dollars within 5 days of sale. Cash flow at Blanket continues to be tight due to lower than expected production and ongoing capital investment. The failure to redeem the Gold Bond by the RBZ on February 1, 2010 is unfortunate, but alternative financing and revision to the capital expenditure programme should allow for the completion of the #4 Shaft expansion project by Quarter 4 of 2010.

Background
Blanket is wholly owned by the Corporation's 100% owned Zimbabwean registered subsidiary Caledonia Holdings Zimbabwe, and the mine is located 560 km south of Harare, the capital city of Zimbabwe and 150 km south of Bulawayo, the country's second largest city. The town of Gwanda, the provincial capital of Matabeleland South, is located 16 km east of the mine and is approximately 197 km north north-west of the South African border post of Beit Bridge. The mine is situated in the Gwanda Greenstone Belt from which gold was first produced in the 1800's. Blanket holds extensive exploration properties throughout this belt. The Blanket property was first pegged in 1904 with mining and metallurgical plant operations starting in 1906 and has since produced over a million ounces of gold.

Geological Setting

Like most of the gold mines in Zimbabwe, Blanket is situated in a typical greenstone terrain, the 70 km long by 15 km wide Gwanda Greenstone belt. This terrain comprises supra crustal metavolcanic rocks similar to those found in the Barberton area of South Africa and the Abitibi area of Canada. The Blanket property is the largest of the three remaining large gold producers, from a gold resource area that has given rise to no less than 268 gold mines.

Property Geology

Blanket is part of the group that makes up the North Western Mining camp also called the Sabiwa group of mines extending from Sabiwa and Jethro in the south, through Blanket itself to the Feudal, AR South, AR Main, Sheet, Eroica and Lima ore bodies. The geological sequence strikes north-south, dips vertically and consists, from east to west, of a basal felsic unit which is not known to carry mineralization. It is generally on this lithology type that the various mine tailings disposal sites are located. Above this unit is the ultramafic unit that includes the banded iron formations hosting the eastern dormant cluster of mines and the ore bodies of the adjacent Vubachikwe mine complex. The active Blanket ore bodies are found on the next unit, *the mafics* and an andesitic unit which lies to the west, caps this whole stratigraphy. A regional dolerite sill cuts the entire sequence from Vubachikwe through Blanket to the Smiler prospect. Ore bodies at Blanket are epigenetic and are associated with a later, regionally developed deformation zone characterized by areas of high strain, wrapping around relatively underformed remnants of the original basaltic lava flows. It is within the higher strain regime (highly sheared rocks) that the wider of the ore bodies are located.

The Company had previously published mineral reserve and mineral resource figures for the Blanket Mine which were calculated in 2006 - which were in a Report, dated July, 2006, prepared by Applied Geological Services cc (the "Report"). In the period since then the reserve and resource figures have been depleted to the extent of the production which has occurred. The Company has not had any new formal reserve or resource figures calculated and reported by a person who is an independent qualified person pursuant to Canadian National Securities Instrument 43-101. Therefore current figures are not reported. Exhibit. 14e contains a Table showing Blanket Mine's Managements' calculations as to the reported reserves and resources which have been mined since 2006 - and the presumed remaining reserves and resources calculated as of December 31, 2009. Management of the Blanket Mine has concluded that ongoing work, exploration and production operations have resulted in the establishment of at least some replacement of the reserves and resources.

Dr Trevor Pearton, FGSSA, SAIMM, Caledonia's Vice President for Exploration, is the company's Qualified Person for Blanket Mine's reserves and resources. Mr. David Grant, C. Geol, FGS, Pr. Sci. Nat., the independent author of the Report, was the "Independent Qualified Person" for Blanket's 2006 reserves figures - as required by National Instrument 43-101 of the Canadian Securities Administrators.

Production Operations

Gold Production

Blanket Mine (1983) Private Limited ("Blanket") - Gold

The improved gold selling conditions introduced by the RBZ in early 2009 operated satisfactorily throughout 2009. Blanket continues to export its gold production to Rand Refineries in South Africa and receives 100% of the sale proceeds in US dollars within 5 days of sale. Cash flow at Blanket continues to be tight due to lower than expected production and ongoing capital investment. The failure to redeem the Gold Bond by the RBZ on February 1, 2010 is unfortunate, but alternative financing and revision to the capital expenditure programme should allow for the completion of the #4 Shaft expansion project by Quarter 4 of 2010.

Background
Blanket is wholly owned by the Corporation's 100% owned Zimbabwean registered subsidiary Caledonia Holdings Zimbabwe, and the mine is located 560 km south of Harare, the capital city of Zimbabwe and 150 km south of Bulawayo, the country's second largest city. The town of Gwanda, the provincial capital of Matabeleland South, is located 16 km east of the mine and is approximately 197 km north north-west of the South African border post of Beit Bridge. The mine is situated in the Gwanda Greenstone Belt from which gold was first produced in the 1800's. Blanket holds extensive exploration properties throughout this belt. The Blanket property was first pegged in 1904 with mining and metallurgical plant operations starting in 1906 and has since produced over a million ounces of gold.

Geological Setting

Like most of the gold mines in Zimbabwe, Blanket is situated in a typical greenstone terrain, the 70 km long by 15 km wide Gwanda Greenstone belt. This terrain comprises supra crustal metavolcanic rocks similar to those found in the Barberton area of South Africa and the Abitibi area of Canada. The Blanket property is the largest of the three remaining large gold producers, from a gold resource area that has given rise to no less than 268 gold mines.

Property Geology

Blanket is part of the group that makes up the North Western Mining camp also called the Sabiwa group of mines extending from Sabiwa and Jethro in the south, through Blanket itself to the Feudal, AR South, AR Main, Sheet, Eroica and Lima ore bodies. The geological sequence strikes north-south, dips vertically and consists, from east to west, of a basal felsic unit which is not known to carry mineralization. It is generally on this lithology type that the various mine tailings disposal sites are located. Above this unit is the ultramafic unit that includes the banded iron formations hosting the eastern dormant cluster of mines and the ore bodies of the adjacent Vubachikwe mine complex. The active Blanket ore bodies are found on the next unit, *the mafics* and an andesitic unit which lies to the west, caps this whole stratigraphy. A regional dolerite sill cuts the entire sequence from Vubachikwe through Blanket to the Smiler prospect. Ore bodies at Blanket are epigenetic and are associated with a later, regionally developed deformation zone characterized by areas of high strain, wrapping around relatively underformed remnants of the original basaltic lava flows. It is within the higher strain regime (highly sheared rocks) that the wider of the ore bodies are located.

The Company had previously published mineral reserve and mineral resource figures for the Blanket Mine which were calculated in 2006 - which were in a Report, dated July, 2006, prepared by Applied Geological Services cc (the "Report"). In the period since then the reserve and resource figures have been depleted to the extent of the production which has occurred. The Company has not had any new formal reserve or resource figures calculated and reported by a person who is an independent qualified person pursuant to Canadian National Securities Instrument 43-101. Therefore current figures are not reported. Exhibit 14e contains a Table showing Blanket Mine's Managements' calculations as to the reported reserves and resources which have been mined since 2006 - and the presumed remaining reserves and resources calculated as of December 31, 2009. Management of the Blanket Mine has concluded that ongoing work, exploration and production operations have resulted in the establishment of at least some replacement of the reserves and resources.

Dr Trevor Pearton, FGSSA, SAIMM, Caledonia's Vice President for Exploration, is the company's Qualified Person for Blanket Mine's reserves and resources. Mr. David Grant, C. Geol, FGS, Pr. Sci. Nat., the independent author of the Report, was the "Independent Qualified Person" for Blanket's 2006 reserves figures - as required by National Instrument 43-101 of the Canadian Securities Administrators.

Production Operations

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EXHIBIT #14e

DEPLETED RESERVE CALCULATIONS WITH RESPECT TO THE BLANKET MINE PROPERTY IN ZIMBABWE

Applied Geology Services cc, of South Africa, was commissioned by Caledonia Mining Corporation (Caledonia) to prepare an Independent Report (the "Report") on the Blanket Gold Mine located near Gwanda in Zimbabwe. On the 20th June 2006 Caledonia announced that it had acquired the Blanket Mine from Kinross Gold Corporation of Canada. This transaction, because it represented a significant addition to the assets of Caledonia, required the preparation and filing of an Independent Report on the Blanket Mine.

The Blanket Mine, which was discovered at the turn of the previous century, consists of underground mining and processing of several closely-spaced deposits defining a mineralised trend. Major infrastructure consists of underground workings, a processing plant and a tailings dam. To date the Mine has a recorded production of 1,004,000 oz of gold at an average grade of 4.79 g/t Au. Current reserves and resources are summarised in the table below:

The Report contains gold reserves figures for the Blanket Mine calculated as of December 31, 2006.

Since December 31, 2006, as a result of the Company's mining of the ore body, the known Reserves have been reduced or partially depleted. Based on the Blanket Mine mining records, the Company has calculated that the figures for the annual reduction and the resultant reduced Reserve figures as at 31 December, 2009 were as shown in the following table.

Reserves Reconciliation Table for Blanket Gold Mine

	Tonnes t	Grade g/t	Gold contained kg	oz
Proven & probable Reserves at December 31, 2006	3,490,800	4.17	14,542	467,500
2007 Production	100,082	3.58	358	11,519
Reserves at December 31, 2007	3,390,718	4.18	14,184	456,017
2008 Production	81,688	3.33	272	8,747
Reserves at December 31, 2008	3,309,030	4.20	13,912	447,271
2009 Production	94,714	4.00	379	12,181
Reserves at December 31, 2009	3,214,316	4.21	13,533	435,090

Mr. David Grant, C. Geol, FGS, Pr. Sci. Nat., as an independent consultant, was the "Independent Qualified Person" for the Blanket Mine reserves calculations prepared as of December 31, 2006, as required by Canadian Securities National Instrument 43-101.

The Report, authorized by David Grant, dated July, 2006, can be viewed on the Company's website: www.caledoniamining.com pursuant to the links "Investors" and "Technical Reports" - and on SEDAR at: www.sedar.com